                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        CANADA LIFE FINANCIAL CORPORATION

                                (Name of Issuer)

                                  COMMON SHARES

                         (Title of Class of Securities)

                                    135113108

                      (CUSIP Number of Class of Securities)

                                 DALE W.J. SCOTT

                         MANULIFE FINANCIAL CORPORATION

                      200 BLOOR STREET EAST, NORTH TOWER 11

                            TORONTO, ONTARIO, CANADA

                                     M4W 1E5

                                 (416) 926-3000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                    Copy to:

                               ALAN H. PALEY, ESQ.

                              DEBEVOISE & PLIMPTON

                                919 THIRD AVENUE

                               NEW YORK, NY 10022

                                 (212) 909-6000

                                DECEMBER 6, 2002

         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

                                                             CUSIP No. 135113108

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Manulife Financial Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Not applicable

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          14,757,541

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
                    0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    14,757,541
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,757,541

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

                                                             CUSIP No. 135113108

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     The Manufacturers Life Insurance Company
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Not applicable

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          14,757,541

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
                    0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    14,757,541
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,757,541

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IC
--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER

         This statement on Schedule 13D (the "Statement") relates to the common shares (the "Common Shares") of Canada Life Financial Corporation (the "Company"), whose principal executive offices are located at 330 University Avenue, Toronto, Ontario, Canada, M5G 1R8.

ITEM 2.       IDENTITY AND BACKGROUND

         (a) This Statement is being filed by Manulife Financial Corporation,a life insurance company incorporated under the Insurance Companies Act (Canada) ("Manulife"), and by The Manufacturers Life Insurance Company, a life insurance company incorporated by Special Act of Parliament of the Dominion of Canada and the wholly-owned subsidiary of Manulife ("Manufacturers Life", and together with Manulife, the "Reporting Persons").

         (b) The business address of the Reporting Persons is 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.

         (c) Manulife is a holding company and principally through Manufacturers Life, its wholly-owned subsidiary, and other subsidiary companies and joint ventures, provides a wide range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities and mutual funds to individual and group customers in the United States, Canada and Asia. Manulife and its subsidiaries and other affiliates acquire for investment purposes equity securities either for their own accounts or, in their capacity as investment adviser or otherwise, for the accounts of their customers.

         (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to this Statement is incorporated herein by reference.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the 14,757,541 Common Shares reported by the Reporting Persons, 14,666,327 are held in the general account of Manufacturers Life and the balance is held in segregated accounts of Manufacturers Life, mutual funds or other third party accounts over which Manufacturers Life or one or more of its subsidiaries has or shares investment discretion. The source of funds for the purchase of the Common Shares held in Manufacturers Life general account is working capital, and the source of funds for the balance of the Common Shares is funds received from third parties, including policyholders, investors and clients.

ITEM 4.       PURPOSE OF TRANSACTION

         The Common Shares reported by the Reporting Persons were acquired for the purpose of investment. During October and November 2002, as part of its review of a range of strategic opportunities, Manulife analyzed its investment in the Company and considered various means of maximizing the value of this investment. The alternatives considered by senior management of Manulife included (i) selling or reducing its investment in the Company, (ii) maintaining its level of investment in the Company, (iii) acquiring sufficient additional Common Shares to enable Manulife to equity account for its investment in the Company, or (iv) seeking a business combination with the Company.

         To assist Manulife management in this review, in early November 2002, Mr. Dominic D'Alessandro, the President and Chief Executive Officer of Manulife, met with Mr. David Nield, the Chairman and Chief Executive Officer of the Company, and in the course of the conversation inquired if the Company had considered the possibility of a business combination with Manulife. Mr. Nield advised that he would consider discussing the matter with the Company's Board of Directors. There was no further contact between Mr. D'Alessandro and Mr. Nield on this matter prior to the meeting on December 6, 2002 described below.

         In early December 2002, Manulife's senior management completed their analysis of investment alternatives to enable Manulife to maximize the value of its investment in the Company. On December 6, 2002, senior management reviewed their analysis with Manulife's Board of Directors, and following a thorough consideration of Manulife's investment alternatives in relation to the Company, Manulife's Board of Directors authorized the delivery of a proposal to the Company (the "Proposal") and the retention of financial advisors to assist Manulife in the conduct of a possible business combination transaction. Following the meeting, Manulife retained Scotia Capital Inc. to act as its financial advisor.

         The Proposal contemplated a 15-day period during which Manulife and the Company would work together, on an exclusive basis, to negotiate and agree upon the terms of a business combination transaction resulting in the acquisition of the Company by Manulife.

         The business combination contemplated by the Proposal provided for the payment of Cdn.$38 per Common Share, payable in a combination of cash and Manulife common shares. Holders of Common Shares would be given the opportunity to elect between two alternatives: (i) Cdn.$38 in cash per Common Share; or (ii) one Manulife common share per Common Share. Under the Proposal, neither the cash consideration nor the share consideration would have exceeded 50% of the aggregate offer consideration.

         A copy of the Proposal is filed as Exhibit 1 to this Statement.

         On December 6, 2002, Mr. D'Alessandro met with Mr. Nield to deliver and review the Proposal. At the meeting Mr. Nield advised Mr. D'Alessandro that the Company's Board of Directors would focus on maximizing shareholder value and that it was unlikely to support the Proposal. Mr. D'Alessandro advised Mr. Nield that if the Company would work with Manulife to identify additional value, Manulife could consider increasing its offer.

         On December 7 and 8, 2002, telephone conversations took place between the financial advisors for the Company and for Manulife to determine if there was a basis for the Company to accept the Proposal. In the course of these conversations, the Company's financial advisors asked Manulife to consider increasing the price and the portion of the aggregate offer consideration payable in Manulife common shares. On December 8, 2002, Manulife's financial advisor advised the Company's financial advisor that Manulife was prepared to increase the offer price to Cdn. $40 per Common Share, with the share consideration not to exceed 60% of the aggregate offer consideration and the cash consideration not to exceed 40% of the aggregate offer consideration, on the basis that the revised offer would be accepted by the Company's Board of Directors.

         Mr. Nield and Mr. D'Alessandro spoke by telephone on December 8, 2002 and December 9, 2002 to review the status of the discussions and Manulife's revised offer. In the course of these conversations, Mr. Nield advised that the Company was not in a position to agree to the revised offer.

         On December 9, 2002, following a presentation by senior management and a thorough discussion of alternative courses of action in relation to the Company, Manulife's Board of Directors approved and authorized Manulife to undertake a take-over bid (the "Bid") for all of the Common Shares and to publicly announce the intention to make the Bid.

         Following the meeting of Manulife's Board of Directors, Mr. D'Alessandro spoke by telephone with Mr. Nield to inform him that Manulife intended to proceed with the Bid and requested that the channels of communication between the two companies and their advisors remain open. After speaking to Mr. Nield and prior to the opening of North American stock markets on December 9, 2002, Manulife issued a press release announcing its intention to undertake the Bid.

         A copy of the press release is filed as Exhibit 2 to this Statement.

         The Bid would provide for the payment of Cdn.$40 per Common Share, payable in a combination of cash and Manulife common shares. Holders of Common Shares would be given the opportunity to elect between two alternatives: (i) Cdn.$40 in cash per Common Share; or (ii) 1.055 Manulife common shares per Common Share. Under the terms of the Bid, the share consideration would not exceed 60% of the aggregate offer consideration and the cash consideration would not exceed 40% of the aggregate offer consideration. If elections made by holders of Common Shares would result in either of these limits being exceeded, the holders of Common Shares would be pro-rated, as necessary, to maintain these limits.

         Subject to the requirements of applicable law and depending on market conditions, the trading prices for the Common Shares, alternative investment opportunities, the availability of funds, and the outlook for the sector and for the Company, in addition to the transaction contemplated by the Bid, the Reporting Persons may consider and explore a variety of alternatives with respect to the Company, including, without limitation: (a) acquiring additional Common Shares, or selling all or part of their holdings of Common Shares, in the open market or in privately negotiated transactions; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of, or a joint venture with, the Company or any of its subsidiaries; (d) a change in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in provisions in the Company's organizational documents; (h) in connection with an acquisition of or merger with the Company, causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

         The Reporting Persons may explore the possibility of acting with one or more other persons in connection with the foregoing matters. There can be no assurance that the Reporting Persons will develop any plans or proposals other than as described in this Item 4 with respect to any of the foregoing matters. Any alternatives that the Reporting Persons may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Shares, the financial condition, results of operations and prospects of the Company and its businesses, the relative attractiveness of alternative business opportunities, the actions of the Company's directors and its management and general economic, market and industry conditions.

         Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, 14,757,541 Common Shares. The Common Shares owned by the Reporting Persons constitute approximately 9.2% of the Common Shares issued and outstanding (computed on the basis of 160,400,000 Common Shares issued and outstanding, as reported in the Company's Third Quarter Report to Shareholders, filed with the Securities and Exchange Commission on Form 6-K on November 14, 2002). To the Reporting Persons' knowledge, except as set forth in Annex A to this Statement, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any Common Shares.

         (b) The Reporting Persons have shared power to vote and dispose of 14,757,541 Common Shares. Pursuant to certain management contracts, the Reporting Persons also share power to vote and dispose of 35,000 of these Common Shares with a third party fund manager.

         (c) Transactions in the Common Shares that were effected during the past sixty days in open market transactions by the persons named in response to paragraph (a) above are set out below. These transactions were effected in the general account of Manufacturers Life or a subsidiary thereof (in the case of the transaction on November 26, 2002) or on behalf of mutual funds managed generally on an index basis by Manufacturers Life or a subsidiary thereof (in the case of the balance of the transactions).


Date of                         Number of       Price Per
Transaction     Sale/Purchase   Common Shares   Common Share
----------      -------------   -------------   ------------

10/30/02        Sale            1,000           Cdn.$30.40

11/01/02        Sale            2,734           Cdn.$29.00

11/26/02        Sale            10,600          Cdn.$30.86

12/03/02        Purchase        83              Cdn.$32.08

12/05/02        Purchase        498             Cdn.$32.50

12/06/02        Sale            4,895           Cdn.$31.13



          (d)     None.

          (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company including but not limited to transfer or voting of any of the Common Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Letter from Manulife Financial Corporation to Canada Life Financial Corporation, dated December 6, 2002.

Exhibit 2  Press Release, dated December 9, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2002


                                        MANULIFE FINANCIAL CORPORATION

                                        By: /s/ Dale W.J. Scott
                                           -------------------------------------
                                        Name:   Dale W.J. Scott
                                        Title:  Senior Vice President and
                                                General Counsel

                                        THE MANUFACTURERS LIFE INSURANCE COMPANY



                                        By: /s/ Dale W.J. Scott
                                           -------------------------------------
                                        Name:   Dale W.J. Scott
                                        Title:  Senior Vice President and
                                                General Counsel

                                     ANNEX A

         Unless otherwise indicated, the business address of the directors and executive officers of the Reporting Persons is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 and each occupation set forth opposite such person's name refers to employment with the Reporting Persons. To the Reporting Persons' knowledge, none of the Reporting Persons' directors or executive officers has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement. Unless otherwise indicated, each of the directors and officers of the Reporting Persons is a citizen of Canada.

Directors of the Reporting Persons

                                                                                     Number of
                                    Occupation and                                   Common Shares Beneficially
Name                                Business Address                                 Owned
----                                ----------------                                 -----
Arthur R. Sawchuk                   Chairman of the Board

Dominic D'Alessandro                President and Chief Executive Officer

Kevin E. Benson                     President and Chief Executive Officer
                                    Laidlaw Inc.
                                    55 Shuman Blvd., Suite 400
                                    Naperville, IL 60563  USA

John M. Cassaday                    President and Chief Executive Officer              8,000
                                    Corus Entertainment Inc.
                                    BCE Place - Suite 1630, 181 Bay Street
                                    P.O. Box  767
                                    Toronto, Ontario M5J 2T3  Canada

Lino J. Celeste                     Corporate Director

Dr. Gail C.A. Cook-Bennett          Chairperson
                                    Canada Pension Plan Investment Board
                                    One Queen Street East, Suite 2700
                                    Toronto, Ontario M5C 2W5 Canada

Robert E. Dineen, Jr.*              Partner
                                    Shearman & Sterling
                                    599 Lexington Avenue, Suite 1060
                                    New York, New York 10022-6069 USA

Pierre Y. Ducros                    President
                                    P. Ducros & Associates, Inc.
                                    1155 Rene Levesque Blvd. W., Suite 1012
                                    Montreal, Q.C.  H3B 2J2  Canada

Allister P. Graham                  Board Chairman
                                    Nash Finch Company
                                    7600 France Avenue South
                                    Minneapolis, Minnesota  55435  USA

Thomas E. Kierans                   Chairman
                                    The Canadian Institute for Advanced Research
                                    100 Richmond Street W., Suite 331
                                    Toronto, Ontario M5H 3K6 Canada

Dr. Lorna R. Marsden                President and Vice Chancellor
                                    York University
                                    4700 Keele Street
                                    North York, Ontario M3J 1P3 Canada

Hugh W. Sloan, Jr.**                Deputy Chairman
                                    Woodbridge Foam Corporation
                                    2500 Meijer Drive
                                    Troy, Michigan 48084  USA

Gordon G. Thiessen                  Corporate Director

*    United States citizen.

**   Canadian and United States citizen.

Michael H. Wilson               President and Chief Executive Officer                     3,078
                                UBS Global Asset Management (Canada) Co.
                                77 King Street W.
                                Royal Trust Tower
                                Toronto Dominion Centre, 37th Floor
                                Toronto, Ontario  M5K 1G8  Canada

Executive Officers of the Reporting Persons

                                                                                     Number of
                                  Occupation and                                   Common Shares Beneficially
Name                              Business Address                                 Owned
----                              ----------------                                 -----

Dominic D'Alessandro              President and Chief Executive Officer

Victor S. Apps***                 Executive Vice President and General Manager, Asia
                                  Manulife Plaza
                                  The Lee Gardens
                                  33 Hysan Avenue
                                  Causeway Bay, Hong Kong

John D. DesPrez, III*             Executive Vice President, U.S. Operations
                                  77 Tremont Street, Suite 1300
                                  Boston, MA 02108-3915  USA

Bruce H. Gordon                   Executive Vice President, Canadian Operations
                                  500 King Street North
                                  Waterloo, Ontario  N2J 4C6  Canada

Donald A. Guloien                 Executive Vice President and
                                  Chief Investment Officer

Geoff I. Guy                      Executive Vice President and Chief Actuary

Paul G. Haggis                    Executive Vice President,
                                  Business Development

*    United States citizen.

***  British citizen.

John C. Mather*                 Executive Vice President and Chief Information
                                Officer


Trevor J. Matthews****           Executive Vice President, Japan
                                 President and Chief Executive Officer,
                                 Manulife Life Insurance Company
                                 1 Kokuryocho, 4-chome
                                 Chofu-shi, Toyko  182-8621  Japan

Peter H. Rubenovitch             Executive Vice President and
                                 Chief Financial Officer

*    United States citizen.

**** Australian citizen.

                                  EXHIBIT INDEX

Exhibit 1 Letter from Manulife Financial Corporation to Canada Life Financial Corporation, dated December 6, 2002.

Exhibit 2  Press Release, dated December 9, 2002.

                                 Page 15 of 15